Mail Stop 4561

January 7, 2008

VIA USMAIL and FAX (617) 624 - 8999

Mr. Marc N. Teal
Principal Financial Officer
BCTC IV Assignor Corporation
One Boston Place, Suite 2100
Boston, Massachusetts 02108

> **Re:** **BCTC IV Assignor Corporation**
> **Form 10-K for the year ended 12/31/2006**
> **Filed on 3/20/2007**
> **File No. 033-99602-01**

Dear Mr. Marc N. Teal:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant